Exhibit EX2

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR CEMEX, S.A.B. DE C.V.’S ORDINARY

GENERAL SHAREHOLDERS’ MEETING1

Is Cemex, S.A.B. de C.V. (“Cemex”) only calling an Ordinary General Shareholders’ Meeting?

Yes, the corresponding notice and agenda are only for an Ordinary General Shareholders’ Meeting (the “Meeting”). As of February 9, 2024, no Extraordinary General Shareholders’ Meeting for Cemex has been called.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

What is being proposed under item I of the Meeting’s Agenda?

The discussion and approval of certain reports for the year ended on December 31, 2023, which include Cemex’s consolidated financial statements, results of operations, cash flow and variations of capital stock that, under Mexican law, Cemex’s Chief Executive Officer (“CEO”) must submit to Cemex’s shareholders at an Ordinary General Shareholders’ Meeting after the shareholders have been informed of the opinion of Cemex’s Board of Directors with respect to the report submitted by Cemex’s CEO; the reports of (i) the Audit Committee of Cemex’s Board of Directors, (ii) the Corporate Practices and Finance Committee of Cemex’s Board of Directors, and (iii) the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors; the accounting policies and guidelines report; and the report on Cemex’s tax situation, in each case as required in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), applicable tax laws and Cemex’s bylaws. This proposal is required under Mexican law and is standard for companies in Mexico at ordinary general shareholders’ meetings.

The documents described in item I of the Meeting’s Agenda are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item II of the Meeting’s Agenda?

The approval of a proposal for the allocation of profits for the fiscal year ended December 31, 2023, including the declaration of a cash dividend, is being requested. The aggregate amount of the dividend expected to be declared is U.S. $120 million, and should be declared in U.S. Dollars and paid in Mexican Pesos in four equal installments (the first installment on June 18, 2024, the second installment on September 17, 2024, the third installment on December 11, 2024, and the fourth installment on March 11, 2025). Holders of Cemex’s American Depositary Shares (ADS) would receive the dividend payment in U.S. Dollars. This proposal is required under Mexican law and is standard for companies in Mexico at ordinary general shareholders’ meetings. The declaration of a stock dividend is not being proposed.

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This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the items described herein will not change before or during the Meeting. Cemex assumes no obligation to update or correct the information set forth in this document.

The documents described in item II of the Meeting’s Agenda are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item III of the Meeting’s Agenda?

Similar to what was discussed and approved in Cemex’s Ordinary General Shareholders’ Meeting held in 2023, the discussion and approval to set the amount of a reserve that would be used for the repurchase of Cemex’s shares or other securities representing such shares is being proposed. The share buyback program being proposed would be for an amount of up to U.S. $500 million, for the period starting on March 22, 2024 and ending on the date of Cemex’s next Ordinary General Shareholders’ Meeting, which is expected to be held no later than April 30, 2025.

In general, the procedures and approvals followed for the repurchase of Cemex’s sharesin previous years, which were in force during 2023, would be followed until the date of Cemex’s next Ordinary General Shareholders’ Meeting. In particular, if the proposal is approved, repurchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of Cemex’s Board of Directors, Cemex’s CEO or Cemex’s Executive Vice President of Finance and Administration and Chief Financial Officer. This share buyback program does not bind Cemex to acquire any particular amount of stock, nor does it mean that any buyback will take place. The timing, frequency, and amount of any buyback activity will depend on a variety of factors, such as levels of cash generation from operations, cash requirements for investment in Cemex’s business, Cemex’s stock price, market conditions and other factors such as restrictions in Cemex’s debt agreements, if any. The share buyback program may be suspended, amended, or discontinued at any time and has no set expiration date.

The documents described in item III of the Meeting’s Agenda are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item IV of the Meeting’s Agenda?

The approval of the extension for up to five years (December 31, 2028) of the restricted stock incentive plan (“RSIP”) for eligible employees of Cemex is being proposed. For reference, the information on the compensation of Cemex’s directors and senior management can be found in the annual report for the year ended December 31, 2022, which was filed by Cemex with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores), and the U.S. Securities and Exchange Commission in 2023; and audited information on stock-based compensation paid for the year ended December 31, 2023 will be publicly available no later than February 23, 2024, along with the most relevant terms and conditions of the RSIP. Likewise, for background purposes, at Cemex’s ordinary general shareholders’ meeting held on April 5, 2018, it was agreed to extend the RSIP until December 31, 2023. Once again, it is being proposed to extend the RSIP until December 31, 2028.

The documents described in item IV of the Meeting’s Agenda are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item V of the Meeting’s Agenda?

In accordance with Mexican law, the appointment or, where appropriate, reappointment, of the candidates that will be nominated at the Meeting on an individual basis, and not as part of a “group slate”, as members of Cemex’s Board of Directors, as well as the appointment of its Chairman, Secretary and Assistant Secretary, is being proposed. This proposal is standard for companies in Mexico at ordinary general shareholders’ meetings. Cemex started proposing candidates to Cemex’s Board of Directors on an individual basis in 2022 and is doing the same at the Meeting, as part of Cemex’s corporate governance enhancements initiated in 2022.

The names and biographies of the candidates proposed to be appointed as members of Cemex’s Board of Directors, as well as other additional information on the proposed candidates, are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item VI of the Meeting’s Agenda?

The appointment or, where appropriate, reappointment, of the candidates thatwill be nominated at the Meeting on an individual basis, and not as part of a “group slate”, as members of the Audit Committee of Cemex’s Board of Directors, as well as the appointment of its President, Secretary and Assistant Secretary, is being proposed. This proposal is standard for companies in Mexico at ordinary general shareholders’ meetings.

The names and biographies of the candidates proposed to be appointed as members of the Audit Committee of Cemex’s Board of Directors, as well as other additional information on the proposed candidates, are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item VII of the Meeting’s Agenda?

The appointment or, where appropriate, reappointment, of the candidates that will be nominated at the Meeting on an individual basis, and not as part of a “group slate”, as members of the Corporate Practices and Finance Committee of Cemex’s Board of Directors, as well as the appointment of its President, Secretary and Assistant Secretary, is being proposed. This proposal is standard for companies in Mexico at ordinary general shareholders’ meetings.

The names and biographies of the candidates proposed to be appointed as members of the Corporate Practices and Finance Committee of Cemex’s Board of Directors, as well as other additional information on the proposed candidates, are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item VIII of the Meeting’s Agenda?

The appointment or, where appropriate, reappointment, of the candidates that will be nominated at the Meeting on an individual basis, and not as part of a “group slate”, as members of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors, as well as the appointment of its President, Secretary and Assistant Secretary, is being proposed. This proposal is standard for companies in Mexico at ordinary general shareholders’ meetings.

The names and biographies of the candidates proposed to be appointed as members of the Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors, as well as other additional information on the proposed candidates, are expected to be made publicly available on Cemex’s website (www.cemex.com) by no later than February 23, 2024.

What is being proposed under item IX of the Meeting’s Agenda?

The approval of the proposal for the compensation of members of Cemex’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee, is being requested. This proposal is standard for companies in Mexico at ordinary general shareholders’ meetings.

What is being proposed under item X of the Meeting’s Agenda?

The approval of the proposal to appoint the delegate or delegates who will formalize the resolutions that are approved at the Meeting is being requested. This proposal is standard for companies in Mexico at ordinary general shareholders’ meetings.